

10030599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 51296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortigent Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fortigent, LLC, 2600 Tower Oaks Boulevard, Suite 500
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Putterman (301) 816-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Philipson & Company
(Name – *if individual, state last, first, middle name*)

8601 Georgia Avenue, Suite 1001, Silver Spring, Maryland 20910
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Putterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortigent Securities Company, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIGENT SECURITIES COMPANY, LLC

DECEMBER 31, 2008

TABLE OF CONTENTS



ROBERT
PHILIPSON
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Robert A. Philipson (1898-1983)
Bruce G. Philipson (1927-2004)
Richard L. Philipson
C. William Naron
Joseph M. DeMarino
Diane E. K. Porter
James R. Bergmann, Emeritus

February 20, 2009

Independent Auditors' Report

Fortigent Securities Company, LLC

We have audited the accompanying statement of financial condition of Fortigent Securities Company, LLC (the Company) as December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortigent Securities Company, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Philipson & Company

ROBERT PHILIPSON & COMPANY

8601 Georgia Avenue, Suite 1001 • Silver Spring, Maryland 20910
Phone (301) 608-3900 • Fax (301) 608-0799 • email: RPCO@Philipson.com

FORTIGENT SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 85,313
Selling Agent Fees Receivable	14,858
Accounts Receivable -Related Parties	144,995
Prepaid Expenses	27,257
Total Assets	$ 272,423

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ 0
Member's Equity	272,423
Total Liabilities and Member's Equity	$ 272,423

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

FORTIGENT SECURITIES COMPANY, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue:		
Fees	$	74,504
Expenses:		
Direct Expenses		101,334
Income (Loss) Before Provision for Income Taxes	$	-26,830
Provision for Income Tax Benefits		10,827
Net Income (Loss)	$	-16,003
Member's Equity - Beginning		288,426
Member's Equity - Ending	$	272,423

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

FORTIGENT SECURITIES COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net Income (Loss)	$	-16,003
Increase in Selling Agent Fees Receivable		-14,858
Increase in Accounts Receivable - Related Parties		-21,488
Increase in Prepaid Expenses		-3,968
Decrease in Accounts Payable and Accrued Expenses		-12,291
Decrease in Accounts Payable - Related Party		-14,212
Net Cash Used by Operating Activities	$	-82,820
Increase (Decrease) in Cash	$	-82,820
Cash at Beginning of Year		168,133
Cash at End of the Year	$	85,313
Supplemental Information:		
Income Taxes Paid	$	0
Interest Paid	$	0

SEE THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

FORTIGENT SECURITIES COMPANY, LLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a wholly-owned subsidiary of Fortigent Holdings Company (Parent). The Company's Parent is a wholly-owned subsidiary of Lydian Trust Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are unconsolidated and only include the accounts of the Company, which is a wholly-owned subsidiary.

Fees

The Company is the placement agent and selling agent for various hedge funds. The Company charges placement fees to an affiliated company in accordance with the affiliated hedge funds' private placement agreements. The Company also charges selling agent fees to unaffiliated hedge funds in accordance with selling agreements.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Lydian Trust Company. A provision for income taxes has been included in the financial statements based on the Company's share of Lydian Trust Company's income taxes.

Note 3 – Related Party Transactions

Included in accounts receivable - related parties are non-interest bearing accounts receivable from Fortigent Holdings Company (Parent). The December 31, 2008 balance of $134,334 due from the Parent is the Company's share of the provision for income taxes.

The Company is also the placement agent for affiliated hedge funds. Fortigent, LLC (also a wholly-owned subsidiary of Fortigent Holdings Company) pays placement fees to the Company in accordance with the affiliated hedge funds' private placement agreements.

The Company and Fortigent, LLC adopted an expense sharing agreement which provides that Fortigent, LLC will pay the Company's share of overhead expenses such as rent, payroll, supplies, etc.

The Company does reimburse Fortigent, LLC for sales commissions related to the Company's placements of affiliated hedge funds.

Included in the accounts receivable-related parties are non-interest bearing accounts receivable from Fortigent, LLC of $10,661 at December 31, 2008.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $85,313, which was $80,313 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0000 to 1 at December 31, 2008.

Note 5 – Litigation

In June 2007, a former client filed a complaint in the United States District Court for the Western District of Washington against the Company, Lydian Trust Company and affiliated companies and their successors. Lydian Trust Company agreed to indemnify the affiliated companies' successors for any litigation arising from this matter. The claims arise out of 2002 equity derivatives transactions involving stock owned by the former client.

Note 5 – Litigation (continued)

On September 25, 2008 all parties agreed to settle all claims related to the litigation. Lydian Trust Company and two of its subsidiaries agreed to pay the former client $3,600,000. No liability was incurred by the Company for the settlement of the litigation.

SCHEDULE I
FORTIGENT SECURITIES COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital		
Member's Equity from Statement of Financial Condition		$ 272,423
Non-Allowable Assets:		
Prepaid Expenses	$ 27,257	
Accounts Receivable - Related Parties	159,853	
		187,110
Net Capital		$ 85,313
Aggregate Indebtedness:		
Liabilities from Statement of Financial Condition		$ 0
Adjustments		0
Total Aggregate Indebtedness		$ 0
Compution of Basic Net Capital Requirement:		
Minimum Net Capital Required - 6 2/3% of Aggregate Indebtedness		$ 0
Excess Net Capital		$ 80,313
Excess Net Capital at 1000%		$ 85,313
Ratio: Aggregate Indebtedness to Net Capital		0.0000 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report		$ 75,313
Audit Adjustments		10,000
Net Capital per Above		$ 85,313
Aggregate Indebtedness as Reported in Company's Part II (Unaudited) FOCUS Report		$ 10,000
Audit Adjustment		-10,000
Aggregate Indebtedness per Above		$ 0

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT

SCHEDULE II
FORTIGENT SECURITIES COMPANY, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Pursuant to SEC Rule 15c3-3(k)(2)(i), the Company is exempt from computation for determination of reserve requirements under SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SEE THE ACCOMPANYING INDEPENDENT AUDITORS' REPORT



ROBERT
PHILIPSON
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Robert A. Philipson (1898-1983)
Bruce G. Philipson (1927-2004)
Richard L. Philipson
C. William Naron
Joseph M. DeMarino
Diane E. K. Porter
James R. Bergmann, Emeritus

February 20, 2009

Fortigent Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Fortigent Securities Company, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(1 1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8601 Georgia Avenue, Suite 1001 • Silver Spring, Maryland 20910
Phone (301) 608-3900 • Fax (301) 608-0799 • email: RPCO@Philipson.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ROBERT PHILIPSON & COMPANY